Mail Stop 3561

      November 4, 2005


Mr. Patrick Soon-Hock Lim
Chairman and Chief Executive Officer
Secured Digital Applications, Inc.
11, Jalan 51A/223
46100 Petaling Jaya
Selangor, Malaysia

	RE:	Secured Digital Applications, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2005
		Filed April 15, 2005

		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 000-25658

Dear Mr. Lim:

      We have reviewed your supplemental response letter dated
August
9, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated July 15, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.


Form 10-KSB for Fiscal Year Ended December 31, 2004

Note 12: Convertible Term Notes, page F-28
1. Based on our review of your disclosures and related agreements, it appears that the conversion feature on your convertible term note issued to Laurus meets the criteria of an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, the conversion feature appears to meet the criteria for bifurcation under paragraph 12 of SFAS 133 and thus the conversion feature must be analyzed under EITF 00-19 in order to determine whether it would meet the paragraph 11(a) scope exception in SFAS 133. The first step in the EITF 00-19 analysis is to determine whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19. If the host instrument qualifies as conventional convertible, the embedded conversion option would qualify for equity classification under EITF 00-19, qualify for the scope exception in paragraph 11(a)
of SFAS 133 and not be bifurcated from the host instrument. However, if the host instrument does not qualify as conventional convertible, the embedded conversion option would be required to be analyzed further under paragraphs 12-32 of EITF 00-19.

Based upon our analysis of the terms of your note, it does not appear to qualify as conventional convertible, requiring further analysis under paragraphs 12-32 of EITF 00-19. Based upon this further analysis, particularly paragraph 14, the conversion feature does not appear to qualify for equity classification under EITF 00-19 and therefore the paragraph 11(a) scope exception under SFAS 133 is not met, and the conversion feature is required to be bifurcated from the debt host and accounted for as a derivative liability with changes in fair value recorded in earnings. Please revise or advise us in detail.

Note 13: Shareholders` Equity, page F-29

2. Additionally, it appears that the conversion feature on the convertible preferred stock issued to Laurus, similar to the conversion feature on the convertible note, is an embedded derivative that you should separate from the host contract and account for at fair value under SFAS 133. Please revise or advise us in detail.

Preferred Stock of a Subsidiary, page F-29

3. We note your response to comment 9.  Refer to your Form 8-K filed
on June 8, 2004 in which you discuss the details of the private placement agreements entered into with Laurus on May 28, 2004.
You
mention in your discussion that failure to satisfy certain conditions, namely registration and listing requirements related to the common stock underlying the conversion feature on the
preferred
shares, would constitute a "default".   Item 7 of exhibit 10.15 to
this filing stipulates that, in the event of default, the holder has the option to redeem the preferred shares. According to EITF D-98, failure to have a registration statement declared effective by the SEC by a designated date, is not within the issuer`s control. Therefore, it appears that there were conditions on the issuance of these preferred shares that result in the redemption of the shares being outside of your control, thereby precluding you from recording the proceeds as permanent equity. Please revise your financial statements to classify the proceeds of your issuance outside of permanent equity or advise us in detail.

4. We note that warrants to purchase up to 4,600,000 shares of the company`s common stock, which were issued to Laurus in connection with the convertible debt and convertible preferred stock, are also subject to the private placement agreements dated May 28, 2004.
As
discussed above, the Registration Rights Agreement requires that you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay, in cash, a liquidated damages payment equal to 2.0% per month until the event is cured, with no cap on the maximum penalty that could be incurred. The registration rights agreement also states that you are required to pay a liquidated damages payment equal to 2.0% per month if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement.

Under paragraph 16 of EITF 00-19, if a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in the classification of the contract. It appears to us that the significant amount of liquidated damages that you may be obligated to pay should be considered a penalty, as that term is defined in paragraph 16 of EITF 00-19, requiring you to classify the warrants as a liability, initially measured at fair value, with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities. Please revise your financial statements as appropriate.

General

5. As requested in our original letter, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kenya Wright, Staff Accountant, at (202)
551-
3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202)
551-3835  if you have questions regarding comments on the
financial
statements and related matters.  Please contact me at (202) 551-
3810
with any other questions.

								Sincerely,



								Larry M. Spirgel
								Assistant Director

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Patrick Soon-Hock Lim
Secured Digital Applications, Inc.
November 4, 2005
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